Exhibit 2

Ahold Delhaize successfully completes merger, forming one of the world’s largest food retail groups

●	New company is a leader in supermarkets and e-commerce – 22 market-leading local brands with 6,500 stores in 11 countries

●	Begins new chapter with significant integration momentum

●	Starts trading today on Euronext Amsterdam and Brussels under ticker symbol AD

●	On August 25, company to publish Second Quarter and First Half 2016 results for Ahold and Delhaize on a standalone basis

●	Unveils new logo and visual identity; see company video on www.aholddelhaize.com

Zaandam, the Netherlands, July 25, 2016 - Ahold Delhaize today will officially start trading on Euronext Amsterdam and Euronext Brussels following the successful completion of its merger on July 23. Ahold Delhaize moves forward as one of the world’s largest food retail groups, a leader in supermarkets and e-commerce, and a company at the forefront of sustainable retailing.

Ahold Delhaize CEO Dick Boer said: “Today is the start of an important new chapter and a unique opportunity to deliver even more for customers and communities, associates and shareholders. Building on common values, complementary operations and proud legacies of success, we move forward with leading positions particularly on the United States East Coast and in Europe. Our strong e-commerce businesses and 22 great, local brands each share a passion for delivering great food, value, and innovation for customers, and for making a difference in their local communities.

“I want to thank associates for their dedication and focus and for the great work that has positioned Ahold Delhaize to move ahead with significant momentum.”

Ahold Delhaize was created from the merger of Ahold and Delhaize Group, which was announced on June 24, 2015, and became effective on July 24, 2016. The combined company traces its roots back nearly 150 years. Ahold Delhaize’s 22 local brands serve more than 50 million customers each week in 11 countries and have a combined workforce of more than 375,000 associates.

Listing information

At 9:00 am CET today, Ahold Delhaize CEO Dick Boer will be joined by associates from some of Ahold Delhaize’s local brands to sound the gong to open trading at Euronext Amsterdam. This will also mark the start of public trading for shares of Ahold Delhaize on Euronext Amsterdam and Euronext Brussels under the ticker symbol AD.

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Ahold Delhaize American Depositary Receipts (ADRs) will trade over-the-counter in the United States and will be quoted on the OTCQX International marketplace under the ticker symbol ADRND, changing to ADRNY as of August 9.

Reporting and reporting segments

On August 25, Ahold Delhaize will present the second quarter and first half 2016 results of Ahold and Delhaize Group as standalone companies as the merger was completed after the end of their respective reporting periods.

The first combined results of the combination will be presented for the third quarter of 2016 on November 17. Pro-forma historical quarterly segment data will be published on October 6, providing a comparable base. Starting from the third quarter of 2016, Ahold Delhaize will report quarterly financial performance of five business segments: the Netherlands, Belgium, Central and Southeastern Europe and two reporting entities in the United States. The Global Support Office will remain a reporting entity, including corporate and related costs.

Introduction of new visual identity

To mark the start of the new company, Ahold Delhaize today introduced its new visual identity. The company’s fresh, new logo and visual identity honors its proud heritage while also reflecting the combined company’s new future. Details can be found on the company’s new website at www.aholddelhaize.com, and in the attached file.

For more information, not for publication:

Press office: +31 88 659 5134	Investor relations: +31 88 659 5213	Social media:	Twitter: @AholdDelhaize
YouTube: @AholdDelhaize
LinkedIn: @AholdDelhaize

Ahold Delhaize is one of the world’s largest food retail groups and a leader in both supermarkets and e-commerce. Its family of 22 strong, local brands serves more than 50 million customers each week in 11 countries. Together, these brands employ more than 375,000 associates in 6,500 grocery and specialty stores and include the top online retailer in the Benelux and the leading online grocers in the Benelux and the United States. Ahold Delhaize brands are at the forefront of sustainable retailing, sourcing responsibly, supporting local communities and helping customers make healthier choices. Headquartered in Zaandam, the Netherlands, Ahold Delhaize is listed on Euronext Amsterdam and Brussels (ticker: AD) and its American Depositary Receipts on the over-the-counter market in the U.S., quoted on the OTCQX International marketplace (ticker: ADRNY). For more information, please visit www.aholddelhaize.com.

Cautionary notice

This press release includes forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those included in such statements. These forward-looking statements include, but are not limited to, statements as to integration, trading and quoting of Ahold Delhaize shares and ADRs, the performance of Ahold Delhaize and its periodical financial reporting. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold Delhaize’s ability to control or estimate precisely, such as discussed in Ahold Delhaize’s public filings and other disclosures. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Koninklijke Ahold Delhaize N.V. does not assume any obligation to update any public information or forward-looking statements in this release to reflect subsequent events or circumstances, except as may be required by law. Outside the Netherlands, Koninklijke Ahold Delhaize N.V., being its statutory name, presents itself under the name of “Royal Ahold Delhaize” or simply “Ahold Delhaize.”

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